Mewbourne Energy Partners 09-A, L.P.

3901 South Broadway

Tyler, Texas 75701

June 29, 2010

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Sean Donahue

Re:	Mewbourne Energy Partners 09-A, L.P.

Registration Statement on Form 10

Filed April 30, 2010

File No. 0-53959

Dear Mr. Donahue:

Set forth below are the responses of Mewbourne Energy Partners 09-A, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 26, 2010 (the “Comment Letter”) with respect to the Partnership’s Registration Statement on Form 10 filed with the Commission on April 30, 2010, File No. 0-53959 (the “Form 10”). For your convenience, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter. Page references contained in the Company’s responses are to Amendment No. 1 to the Form 10, which is being filed simultaneously with this letter. For your convenience, we have also sent to you paper copies of this letter and marked copies of the Form 10.

Form 10 filed April 30, 2010

General

1.	Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere.

RESPONSE: The Partnership acknowledges the Staff’s comment and has indicated in each applicable response where in Amendment No. 1 to the Form 10 the Staff may find the Partnership’s responsive changes.

Securities and Exchange Commission

June 29, 2010

2.	The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

RESPONSE: The Partnership acknowledges the Staff’s comment.

3.	We advise you of the requirement to update the financial statements of Mewbourne Energy Partners 09-A, L.P. and Mewbourne Development Corporation for the most recent interim periods. Please refer to Regulation S-X, Rule 3-12 for further guidance.

RESPONSE: The Partnership acknowledges the Staff’s comment and has provided updated financial statements for the Partnership and Mewbourne Development Corporation in Amendment No. 1 to the Form 10.

4.	Please provide updated disclosure with each amendment.

RESPONSE: The Partnership acknowledges the Staff’s comment and has provided updated disclosure in Amendment No. 1 to the Form 10 where appropriate.

Business, page 2

General, page 2

5.	Please explain in better detail the Program. For example:

•

You discuss on pages 12 and 16 the management fee paid by the Partnership to MD and the administrative expenses allocated to the Partnership by MOC. It appears that you discuss the Partnership and the Program synonymously. Please explain the difference between the management services performed by MD and the administrative services performed by MOC. Explain the difference between the rights and obligations of the Program and the rights and obligations of the Partnership.

•

You state on page 11 that “MD and its affiliates will contribute oil and gas leases and sell other property to the Program and the Partnership.” Please explain the difference between leases and property held by the Program versus leases and property held by the Partnership. What kind of interest does the registrant have in these leases and properties in each case?

•

You state on page 13 that “The Partnership’s financial statements reflect its respective proportionate participation in the Program.” Discuss the other participants of the Program and their proportionate interest.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see pages 11, 12, 13 and 16.

Securities and Exchange Commission

June 29, 2010

6.	We note the chart of your “ownership structure” on page 2. Please address the following:

•	Please revise to include the abbreviations that you use throughout the filing, such as “MOC” for Mewbourne Oil Company and “Registrant” or “Partnership” for Mewbourne Energy Partners 09-A, L.P.

•	You state that Mewbourne Development Corporation has no equity interest in the registrant, but the chart appears to indicate otherwise. Please explain.

•	In the narrative preceding the chart, please explain all entities depicted, such as Mewbourne Securities, Inc., Program Wells and Curtis W. Mewbourne.

•	Please revise the chart to show the limited and general partner interests in the registrant that are owned by the private placement investors.

•

It is unclear whether the ownership structure is to be read from left to right or from top to bottom. For example, does “Curtis W. Mewbourne or affiliates” and “Mewbourne Operated Joint Ventures or Partnerships” own the Program Wells, or does MOC own the Program Wells? Based on the chart, what is the registrant’s relationship to the Program Wells?

•	Please indicate by footnote or otherwise that Curtis W. Mewbourne is the Chairman and President of MD, which is the registrant’s managing partner.

RESPONSE: The Partnership has revised the ownership structure chart and supplemented its disclosure as requested. Please see page 2.

Proposed Operations, page 3

7.	In this section, please explain in better detail the nature of the “interest” that the registrant holds in the thirteen wells.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see pages 3 and 13.

Market and Competitive Risks, page 5

8.	Please provide a description of the types of companies against which you compete in the oil and gas industry.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 5.

Securities and Exchange Commission

June 29, 2010

Organization and Related Party Transactions, page 11

9.	Please disclose the approximate number of partnerships that MD manages, and the approximate number of partnerships for which MD is a general partner.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 12.

10.	We note your statement that “[i]n the ordinary course of business, MOC will incur certain costs that will be passed on to well owners of the well for which the costs were incurred. The Partnership will receive its portion of these costs based upon its ownership in each well incurring the costs.” We further note that MOC was reimbursed for such costs. Please state whether Mewbourne Energy Partners 09-A, L.P. incurred any such costs, and, if so, quantify these costs.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 12.

Certain Relationships and Related Transactions, page 16

11.	We note your disclosure that you engaged in transactions with Mewbourne Development Corporation in the amount of $188,515 for administrative and general expense, management fees, and payment of well charges and supervision charges in accordance with standard industry operating agreements. Please disclose the amount of each related party transaction.

RESPONSE: During the year ended December, 31, 2009, the Partnership engaged in transactions with an affiliate of Mewbourne Development Corporation, specifically Mewbourne Oil Company, in the amount of $188,515 for administrative and general expense, management fees, and payment of well charges and supervision charges in accordance with standard industry operating agreements. During such period, the Partnership made no payments to Mewbourne Development Corporation. The Partnership has revised its disclosure to so clarify. Additionally, the Partnership has supplemented its disclosure to include the amount of each related party transaction as requested. Please see page 16.

Closing Comments

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

June 29, 2010

•	the Partnership may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (903) 561-2900 or Robert B. Little of Vinson & Elkins LLP at (214) 220-7931.

Sincerely,

MEWBOURNE ENERGY PARTNERS 09-A, L.P.

By:	Mewbourne Development Corporation, its managing general partner

/s/ J. Roe Buckley
J. Roe Buckley
Chairman of the Board and Chief Financial Officer

cc:	Robert B. Little, Vinson & Elkins LLP